UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

R1 RCM Inc.

File No. 1-34746 - CF#36638

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     R1 RCM Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2018.

     Based on representations by R1 RCM Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through January 23, 2028
Exhibit 10.5	through February 16, 2026
Exhibit 10.6	through February 16, 2026

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary